April 25, 2025

Yael Duffy
Chief Operating Officer
Industrial Logistics Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

        Re: Industrial Logistics Properties Trust
            Registration Statement on Form S-3
            Filed April 18, 2025
            File No. 333-286633
Dear Yael Duffy:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Catherine De Lorenzo at 202-551-3772 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Howard E. Berkenblit, Esq.